Press Information

FOR IMMEDIATE RELEASE

PINK SHEETS MXIM

Contact: Paresh Maniar,
                  Executive Director, Investor Relations
                  (408) 470-5348

MAXIM REPORTS RECORD QUARTERLY REVENUE

ANNOUNCES RESTRUCTURING OF FAB AND R&D OPERATIONS

SUNNYVALE, CA– January 31, 2008–Maxim Integrated Products, Inc., (PINK SHEETS:MXIM) reported net revenues of $540.0 million for its fiscal 2008 second quarter ending December 29, 2007. This is an 8.6% increase from the $497.5 million recorded in the second quarter of fiscal 2007, and a 3.3% sequential increase from the $522.7 million revenue recorded in the previous quarter.

Total cash, cash equivalents and short term investments decreased by $180 million during Q2. Items contributing to this decline were $106 million for two income tax payments in the quarter, $94 million for previously announced goodwill payments related to expired options, $63 million for the acquisition of the storage line from Vitesse, $60 million for dividends and $77 million for property and equipment, partially offset by strong cash flow generated from the P&L.

Maxim is not currently providing detailed GAAP and non-GAAP financials for the quarter ending December 29, 2007 due to the previously announced need to restate its historical financial statements to record additional non-cash, stock-based compensation expense related to past stock-option grants. Consequently, limited financial data is being presented at the present time.

- more -

Fab and R&D Restructuring

Maxim announced the ramp down and eventual closure of its wafer fab in Dallas. This action is the result of recent success in bringing capacity on line at the Company's strategic manufacturing partner, Epson, combined with improving yields and shortening cycle times in Maxim fabs thereby increasing Maxim's effective wafer output. The long-term benefit of this fab consolidation is expected to be approximately $18 million in annual cost savings.

Maxim today announced the restructuring of certain businesses, including a decision to stop funding R&D for the handset RF transceiver product line. The approximate reduction in annual operating expenses from this action is $15 million.

As a result of these restructuring actions, Maxim expects to take a one-time charge of $10 million before asset impairment costs which are as yet undetermined.

Business Outlook

During Q2 Maxim's net realizable bookings were down 9% sequentially primarily due to seasonality and customer concerns about the economic environment. We therefore expect Q3 revenue to be in the range of $475 to $495 million.

Tunc Doluca, President and Chief Executive Officer, commented, "Notwithstanding our Q3 revenue decline due to seasonality and economic concerns, we are pleased that the revenues generated in the just completed December quarter were an all time record for the Company, with sequential growth in all four end markets. Our strong performance in Q2 and our restructuring actions this quarter clearly demonstrate we are executing to our strategy."

Dividend

A cash dividend for the second quarter of fiscal 2008 of $0.1875 per share will be paid on February 28, 2008 to stockholders of record on February 14, 2008.

MAXIM INTEGRATED PRODUCTS, INC.
SELECTED UNAUDITED FINANCIAL INFORMATION

	Three Months Ended		
	December 29, 2007	September 29, 2007	December 23, 2006
	(in thousands)		
Net revenues	$ 540,025	$ 522,736	$ 497,453

	December 29, 2007	September 29, 2007	December 23, 2006
	(in thousands)		
Cash and cash equivalents	$ 1,021,584	$ 813,673	$ 370,714
Short-term investments	147,375	535,292	945,023
	$ 1,168,959	$ 1,348,965	$ 1,315,737
Accounts receivable, net	$ 285,262	$ 273,970	$ 277,065
Additions to property, plant and equipment	$ 65,892	$ 68,467	$ 74,480

Note: Due to the pending restatement of the Company's historical financial statements
(see discussion in the release text), all financial numbers presented in this release should
be considered estimates and may be subject to significant adjustment.

****

Certain statements in this press release are forward-looking statements within the meaning of
the Private Securities Litigation Reform Act of 1995. This includes the Company's
expectation to restate its historical financial statements to record additional non-cash, stock-
based compensation expense related to past stock-option grants, the Company's expectation
that revenue for the third quarter of fiscal 2008 will be in the range of $475 to $495 million,
the Company's expectation that the long-term annual cost savings as a result of the fab
consolidation will be approximately $18 million and the Company's expectation that

its restructuring of certain businesses, including a decision to stop funding R&D for the handset RF transceiver product line, will result in the reduction of approximately $15 million in annual operating expenses. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market conditions and market developments that could adversely affect the growth of the mixed-signal analog market product mix shifts, customer cancellations and price competition, the timing and success of integration of the acquired storage products, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 2005. In addition, the risk that the matters described in this press release could divert management's attention from operations; and the fact that expenses arising from the restatement, related private litigation, and other associated activities are expected to be significant.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real-world signal processing.

# # #